Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

                                                              Page 1

                                STANLEY WORKS COMPANY

                                     NEW BRITAIN

                         - - - - - - - - - - - - - - - - - - -

                         IN THE MATTER OF THE MEETING FOR THE

                                      EMPLOYEES

                   IN RE:  STANLEY WORKS and BLACK & DECKER MERGER,

                       - - - - - - - - - - - - - - - - - - - -

                                   November 4, 2009

                                  9:00 A.M. O'CLOCK

                                  1000 Stanley Drive

                              New Britain, Connecticut

                     Reporter:  JENNY C. EBNER, RPR, LSR 00030.
                          BRANDON SMITH REPORTING AND VIDEO
                                  44 Capitol Avenue
                                 Hartford, CT. 06106
                                    (860) 549-1850

                1 A P P E A R A N C E S:

                2      NEWS BROADCAST NETWORK
                       75 Broad Street
                3      15th Floor
                       New York, NY 10004
                4      212-684-8910
                       sgold@newsbroadcastnetwork.com
                5          By:  STEVE GOLD, ESQ.

                6 FOR THE RESPONDENT:
                       SARD VERBINNEN & CO.
                7      630 Third Avenue
                       New York, NY 10017
                8      212-687-8344
                       apartridge@sardverb.com
                9      cbujarski@sardverb.com
                           By:  AMY  M. PARTRIDGE, ESQ.
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                                                              Page 3

                1          ... The following is the transcript of

                2 the Meeting, IN RE:  STANLEY WORKS and BLACK &

                3 DECKER MERGER, which was held at Stanley Works,

                4 1000 Stanley Drive, New Britain, Connecticut, on

                5 November 4, 2009 at 9:00 o'clock a.m.

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                                                              Page 4

                1               P-R-O-C-E-E-D-I-N-G-S

                2

                3               MR. GOLD:  Good morning, ladies and

                4          gentlemen.

                5               I wanted to, before the Town Hall

                6          meeting actually got underway, to

                7          explain what we are doing here today.

                8               You've seen the cameras.  We are

                9          videotaping this event.  And the reason

               10          why is that we are turning it into a

               11          webcast so that the entire universe of

               12          Stanley employees, worldwide, will be

               13          able to share in this Town Hall meeting.

               14               And after John Lundgren finishes his

               15          remarks, there will be an opportunity

               16          for you to ask questions.  And insofar

               17          as those questions are concerned, we

               18          have four individuals around the room

               19          who have mics, just like this,

               20          (indicating).  It's very, very important

               21          that, one, that you wait for those mics;

               22          otherwise, your question is not going to

               23          be heard on our tape.

               24               Secondly, it's equally important

               25          that you hold the mic as close to your

                                                              Page 5

                1          mouth as I am.  You see what happens

                2          when I take it down?  It doesn't work

                3          quite so well.  When I hold it up here,

                4          I am loud and clear.

                5               Also, if you don't mind turning off

                6          your cell phones, because we have very

                7          sensitive mics.

                8               Good.  So, without further ado your

                9          Chief Executive Officer John Lundgren.

               10                    (Applause)

               11               CEO LUNDGREN:  I have never seen so

               12          many people in the Stanley Center.  I

               13          asked Jim Vecci if we were raffling off

               14          Yankees World Series tickets today.

               15               Anyway, thanks a lot for being here.

               16          Obviously, it's a very exciting

               17          opportunity for us.  And as was

               18          suggested, because of the nature of this

               19          transaction, with two large public

               20          companies, webcast, video cast,

               21          recorded, my remarks, my prepared

               22          remarks will actually be a little more

               23          formal than normal.  I.

               24               Will stick to the script that we

               25          developed to be sure that all of the

                                                              Page 6

                1          information is communicated in a

                2          consistent manner.

                3               But I think most important, we will

                4          also try to be sure we leave enough time

                5          for you to ask some questions that are

                6          on your mind, many of which we aren't

                7          going to be able to answer, but

                8          hopefully, most of which we will.

                9               So, let's get through the formal

               10          part of presentation and open it for Q

               11          and A..

               12               Needless to say, I am delighted you

               13          are joining us here, and I think I can

               14          tell from the turnout that you probably

               15          have heard we have agreed to combine

               16          Stanley with Black & Decker, in an all

               17          stock transaction valued at

               18          approximately 4.5 billion dollars.

               19               And you also probably recognize the

               20          Black & Decker name.  It probably won't

               21          come as a surprise to you, especially

               22          those of you familiar with the business,

               23          that we determined that combining our

               24          two companies made an awful lot of

               25          sense.

                                                              Page 7

                1               But in case you are not familiar

                2          with Black & Decker, it's one of the

                3          best known global manufacturers and

                4          marketers of quality power tools,

                5          accessories, hardware, home improvement

                6          products and technology-based fastening

                7          systems.

                8               They have manufacturing operations

                9          in eleven countries.  And some of their

               10          brands are as powerful as many of ours,

               11          not the least of which are Black &

               12          Decker, DeWalt, Porter Cable and

               13          Kwikset.

               14               They are a global leader in the

               15          power tool segment, and similar to

               16          Stanley, they are an established company

               17          with roots dating back to 1910, Black &

               18          Decker is celebrating its 100th anniversary

               19          next year in 2010.

               20               Together we will be a more global

               21          company; we will be a more diversified

               22          industrial company, and we will have an

               23          even broader array of products and

               24          services.

               25               We will be a leading company in hand

                                                              Page 8

                1          tools, as we are already, and we will be

                2          a leading company in power tools and

                3          accessories.  And we will be even a more

                4          significant player in mechanical and

                5          electronic security solutions.

                6               Without question, we will be in a

                7          far better position to advance each

                8          priority in the strategic framework that

                9          we have been following since 2004.

               10               Let me tell you a little bit about

               11          what makes the transaction so

               12          compelling, and what our new company

               13          will look like.

               14               There were many reasons this

               15          transaction made sense for Stanley.  I

               16          am just going to highlight a few.

               17               First, as I alluded to, the

               18          combination of our well-known brand

               19          names and theirs, including Dewalt,

               20          Baldwin, Porter Cable, Kwikset, along

               21          with many others, making us even

               22          stronger and more diverse, broadening

               23          our offerings to our customers, creating a

               24          compelling investment for shareholders,

               25          and increasing the opportunity for all

                                                              Page 9

                1          of you.

                2               The combined company will have

                3          strong brand equity.  Just look at those

                4          brands on the screen.  They are familiar

                5          to everybody all over the world.  Great

                6          recognition and appeal among retailers,

                7          commercial customers, as well as

                8          individual end users.

                9               To put it another way, we will

               10          become the supplier of choice for tools

               11          all over the world.

               12               Along the same lines, because the

               13          businesses are so complimentary to ours,

               14          it means there is no significant

               15          overlap.

               16               At first blush people say Stanley,

               17          Black & Decker, how can they go

               18          together?  They are in power tools.  We

               19          are in hand tools.

               20               When you add up the great lineup of

               21          brands, you think, together, we will

               22          have a broader geographic sales front;

               23          we will have additional presence in high

               24          growth and emerging markets; we both

               25          have global low cost sourcing and

                                                             Page 10

                1          manufacturing platforms, and we will

                2          gain the best of each of those

                3          operations.

                4               We have a shared commitment to

                5          operational excellence, a proven

                6          business management strategy in the

                7          Stanley Fulfillment System, and now we

                8          can leverage that and spread that across

                9          a company twice the size.

               10               We have a world class innovation

               11          process, and a talented work force,

               12          featuring the best people in the

               13          industry.

               14               I think you can see this opportunity

               15          for this organization to become a

               16          powerful growth engine, both as markets

               17          around the world recover in the short

               18          term, but even more importantly, over

               19          the long term.

               20               Moreover, with Black & Decker's

               21          position in power tools, security hardware,

               22          engineered fasteners, and Stanley's

               23          product and service offering hand tools,

               24          mechanical and electronic security, we

               25          have a terrific opportunity to enhance

                                                             Page 11

                1          both companies strengths and provide

                2          extra resources to invest in future

                3          growth opportunities.  And we are here

                4          to grow.

                5               Lastly, there is the fact that our

                6          combined financial strength will allow

                7          continued expansion of our security,

                8          health care and infrastructure

                9          businesses, as well as a new growth

               10          platform in Black & Decker's engineered

               11          fastening business, which has always

               12          been a core growth platform identified

               13          for Black & Decker.

               14               So, for all these reasons, I hope

               15          it's beginning to become more clear why

               16          we feel so good about the transaction.

               17               If you can't see, this slide is

               18          simply an example, and hopefully, as I

               19          said on the introductory conference

               20          call, a picture is worth a thousand

               21          words.  A lot of pictures, many of the

               22          products you will see, and many you

               23          know, and some you are familiar with.

               24               But you can see the array of Stanley

               25          hand tools on the left and Black &

                                                             Page 12

                1          Decker's power tools on the right.

                2               It will become pictorially more

                3          clear there is essentially no overlap in

                4          our respective product lines.

                5               Let me turn briefly to the

                6          transaction highlights.  This will keep

                7          the finance folks and the wanna-be

                8          investment bankers in the room interested.

                9          I will get through it quickly for those

               10          for those of you who aren't each.

               11               Black & Decker shareholder will

               12          receive 1.275 shares of Stanley for

               13          each share of Black & Decker that they

               14          own.  That is an implied 22.1 percent

               15          premium to the Black & Decker closing

               16          price as of last Friday, October 30,

               17          2009.  And that actually held pretty

               18          close to that through Monday, the day of

               19          the announcement.

               20               Accordingly, the ownership of the

               21          new company will be 50.5 percent former

               22          Stanley shareholders and 49.5 percent

               23          former Black & Decker shareholders.

               24               We are expecting earnings increase

               25          of approximately a dollar per share by

                                                             Page 13

                1          year three.  Much of that is going to be

                2          driven by 350 million dollars in cost

                3          synergies on an annual basis that we

                4          expect we'll fully realize within the

                5          first three years.

                6               Corbin Walburger's team could

                7          explain business development, how these

                8          numbers -- they are big numbers -- for

                9          folks who don't have a financial

               10          background.

               11               But if a company like Stanley or

               12          Black & Decker trades at seven or eight

               13          times EBITDA, okay, take 350 million

               14          dollars, multiple it by seven, that's

               15          two to two and a half billion dollars.

               16          That's the value we created with this

               17          transaction.  It's that simple, assuming

               18          we achieve synergies.  And we have a heck

               19          of a track record of achieving those

               20          synergies.

               21               Stanley's nine directors will carry

               22          forward.  That means myself, [and our]

               23          independent directors will all remain on

               24          the board of directors of the combined

               25          company, and six of Black & Decker's

                                                             Page 14

                1          eleven directors will join the combined

                2          board, including Nolan Archibald, Black

                3          & Decker's president, chairman and chief

                4          executive officer.

                5               And Nolan will serve as executive

                6          chairman; I will serve as the chief

                7          executive officer of the new company.

                8          So our board will consist of Nolan and

                9          myself as what SEC would classify as

               10          employee directors and 13 independent

               11          directors.

               12               Joining me on the management team,

               13          meet the new bosses, same as the old

               14          bosses, if you have heard that song.

               15          Jim Loree will become executive vice

               16          president and chief operating officer of

               17          the combined company.  And Don Allan,

               18          our CF0 will be senior vice president

               19          and chief financial officer of the new

               20          company.

               21               The company name will be Stanley

               22          Black & Decker.  We will keep our

               23          headquarters here in New Britain, but

               24          there will be a major presence in the

               25          center of the universe for power tools

                                                             Page 15

                1          in Towson, Maryland.

                2               As I mentioned before, maintaining a

                3          presence in Towson is very important.

                4          It's an iconic brand; it's a great

                5          company; they are celebrating their

                6          hundred year anniversary, and you can

                7          think how we would feel if this

                8          transaction was moving in the other

                9          direction.

               10               It's very important that we maintain

               11          a strong press in Towson, and we will.

               12               We expect the transaction to close

               13          in the first half of 2010, and given the

               14          minimum overlap, we are committed to

               15          getting this transaction closed.

               16               As I said, it's currently valued at

               17          4.5 billion dollars on an enterprise

               18          value.  My M and A 101 comment, there

               19          was a little bit of confusion.  I

               20          thought it was a 3.5 billion dollar deal

               21          versus a 4.5 billion dollar deal.

               22               That's market cap equity versus

               23          enterprise value.

               24               Simply said, market cap or market

               25          capitalization is a company's stock

                                                             Page 16

                1          price times the number of shares

                2          outstanding.  Take Stanley 45 times 80

                3          million or Black & Decker's 60 times

                4          Stanley stock price, times 1.275, that

                5          is three and a half billion.

                6               The enterprise value to that, you

                7          add long-term debt; you subtract cash.

                8          so if you've seen two numbers, they are

                9          both right.

               10               One is market cap or equity value,

               11          and one is enterprise value.

               12               For those of you who know more about that

               13          than I do, I apologize.  For those of

               14          you who don't, I hope that helps clarify

               15          how big a deal this is.

               16               I don't know where you all come

               17          from, but 3.5 billion or 4.5 billion are

               18          big numbers to me.

               19               It really is remarkable how this

               20          company fits with our strategic

               21          objectives.  Let me start by summarizing

               22          the strategic framework which has been

               23          in place for five years.

               24               If anyone in this room goes back to

               25          the Stanley Investor Presentations from

                                                             Page 17

                1          2004 or 2005, what you see in black you

                2          will see in that presentation.  We have

                3          stayed the course.

                4               It starts with maintaining portfolio

                5          transition momentum, and to be a

                6          consolidator in the tool industry, while

                7          increasing the relative weighting and

                8          emerging markets.  Well, this

                9          transaction accomplishes all of that.

               10               Very importantly, we have to be

               11          selective and operate markets where the

               12          brand is meaningful, where our value

               13          proposition is definable, and

               14          sustainable through innovation.  And we

               15          where we can achieve global cost

               16          leadership.

               17               We believe when these attributes are

               18          present we can achieve above average

               19          returns.  That is why we are here.

               20               I can't think of a company other

               21          than Stanley which values these

               22          attributes more highly than Black &

               23          Decker.

               24               Significant brand equity.  What a

               25          phenomenal story for our marketing teams

                                                             Page 18

                1          and our business development folks.

                2               Extensive array of high value-added

                3          products and a strong culture of

                4          innovation at both companies.  I know we

                5          pride ourselves on our cultural

                6          innovation, and if you are in some of

                7          the areas where you compete for

                8          attention with the same customers as

                9          Black & Decker, I think you will

               10          understand they have got a terrific

               11          process as well.

               12               We use the discovery team; they use

               13          end users specialists.  But importantly,

               14          we are selling different products into

               15          the same markets, which is what makes

               16          the future so nice.

               17               Both companies are cost leaders.  We

               18          will cement and secure our cost

               19          leadership for years to come with this

               20          transaction.

               21               And probably more important, I want

               22          to turn to growth.  We have been so busy

               23          cutting costs, buttoning down the

               24          hatches to get through the recession, it

               25          is easy to lose sight of why we are

                                                             Page 19

                1          really here, to pursue growth on

                2          multiple fronts, through building on our

                3          existing growth platforms, as well as

                4          developing new growth platforms over

                5          time.

                6               Clearly, the size and scale of this

                7          acquisition, the new engineered

                8          fastening growth platform and Emhart

                9          Teknologies, a proprietary stud welding

               10          and riveting system business that in

               11          normal cases are mid-teen's operating

               12          margins has great growth prospects, and

               13          we are very much looking forward to

               14          bringing those businesses into the

               15          Stanley portfolio.

               16               And last, but without question, not

               17          least, we can accelerate the progress

               18          with the Stanley Fulfillment System.

               19               You are going to see, in a minute,

               20          there's a terrific opportunity to apply

               21          the SFS principles to the Black & Decker

               22          activities and generate more cash and

               23          even more operational efficiency from

               24          what is already a great company.

               25               I would like to address the Stanley

                                                             Page 20

                1          Fulfillment System, and hopefully, if

                2          you haven't realized it, take a minute

                3          to say it's been very successful for us

                4          over the last three years.  It's really

                5          come to maturity, and it's really

                6          generated some great benefits.

                7               But the numbers speak louder than

                8          the words.  You can see on this chart

                9          it's pretty simple.  On the right-hand

               10          side, Stanley has taken its working

               11          capital turns from 4.3 back in 2006 to

               12          6.1 at the end of 2008.

               13               We fully expect to be in the mid

               14          sixes, maybe even pushing seven, with

               15          help from the top line, by the end of

               16          this year.

               17               Black & Decker has made some

               18          improvements as well.  Particularly in

               19          the third quarter of 2009.  It doesn't

               20          show on this chart.

               21               But we believe that the application

               22          of the Stanley Fulfillment System to the

               23          Black & Decker activities, we believe

               24          with that we can free up an additional

               25          500 million dollars in cash over the

                                                             Page 21

                1          next three years, and we fully expect to

                2          capture that.

                3               The second, I think you probably can

                4          think ahead, there are a lot of good

                5          things to do with that cash.

                6               There is really nothing dramatically

                7          different about the businesses.  The

                8          product lines are different, but we are

                9          serving similar end markets and similar

               10          customers that would prevent us from

               11          doing that.

               12               Let's look at our financial

               13          objectives.  Again, they haven't changed

               14          since 2004.  Stanley had financial

               15          objectives in place depicted on the

               16          chart, and during 2003 and through 2008

               17          we achieved the overwhelming majority of

               18          these particular objectives.  And I

               19          think, as a company, we prospered.

               20               In late 2008 and 2009 the macro

               21          economic environment had a significant

               22          impact, negative impact on all of us.

               23               That includes Stanley and includes

               24          Black & Decker.  But going forward, as

               25          the economy is stabilized, we begin to

                                                             Page 22

                1          grow again and we feel that these

                2          objectives will achievable of the

                3          combination of two companies, actually

                4          puts us in a really nice place to

                5          continue to go forward over the next

                6          five to 10 years and hit these different

                7          objectives in a different time frame.

                8               Now I would like to really address

                9          one of the myths about this transaction.

               10          Some people, particularly external

               11          people who do not understand Stanley as

               12          well as the folks in this room, are people

               13          that don't understand Black & Decker as

               14          well as their 20,000 very capable

               15          associates around the world.  They seem

               16          to think this is a bit of a regression

               17          related to our diversification strategy.

               18               And I suppose mathematically it is.

               19          If you look at the chart -- it's a busy

               20          chart, but I will walk you through it.

               21               If you took purely a static look,

               22          you might come to the conclusion that

               23          it is a slight step backwards, for lack

               24          of better terminology, toward more

               25          concentration in CDIY.

                                                             Page 23

                1               First of all, we have a great CDIY

                2          business, and so do they.  And having it

                3          be a major part of company, which it's

                4          been for Stanley for many years isn't a

                5          problem.

                6               Perhaps if you just look at the

                7          numbers, it's nowhere near as big a step

                8          as people might have thought at first

                9          blush.

               10               Let me walk through the numbers.

               11          The pie represents under Stanley and

               12          Black & Decker the way we communicate

               13          our segmentation of our company

               14          externally.

               15               And if we start with Stanley, you

               16          can see 42 percent of our revenues come

               17          from security, 34 percent from

               18          construction and DIY, and 24 percent

               19          from the industrial segment.

               20               Black & Decker has a different way

               21          of characterizing their segments.

               22          Generally they are not so different than

               23          Stanley four or five years ago where

               24          they report externally by product line

               25          or we might say SBU, or a collaboration

                                                             Page 24

                1          of SBUs, as opposed to buy-in markets.

                2               When you break it down, they are 73

                3          percent in tools and

                4          accessories, 16 percent in hardware and

                5          home improvement, and 11 percent in

                6          fastening and assembly systems.

                7               What we have done, with their help,

                8          is attempted to recharacterize what the

                9          segmentation might look like on a

               10          prospective basis, if we simply use

               11          Stanley's categories of CDIY, industrial

               12          and security.

               13               So those redish-orange arrows you

               14          seen on the right actually show the

               15          revenue from Black & Decker that would

               16          go into each of the Stanley segments.

               17               So you can see 2.9 billion goes in

               18          construction and DIY.  That comes both

               19          from power tools and accessories, as

               20          well as some from hardware and home

               21          improvement.

               22               And the other point I wanted to make

               23          on this chart in terms of customer

               24          concentration, at one point back in

               25          2002, those are the small numbers on the

                                                             Page 25

                1          bottom, Stanley had 22 percent of its

                2          business with one customer, and 40

                3          percent of our total business was in

                4          U.S. home centers and mass merchants.

                5               We've talked a lot about, over the

                6          years, about how we deliberately tried to

                7          reduce our customer concentration.  They

                8          are great customers, but this is

                9          good business sense for Stanley.

               10               And by 2008 we are down to six

               11          percent with our larger customers and 13

               12          percent in U.S. home centers and mass

               13          merchants.

               14               On a pro forma business this

               15          transaction takes us to about 12 percent

               16          with our larger customers, so it doubles

               17          from where we were, but it's still

               18          half -- doubles from where we are today,

               19          but is still half, only half of the

               20          concentration where we were in 2004, and

               21          about 24 percent with U.S. home centers

               22          and mass merchants.

               23               It's a number we feel comfortable

               24          with.  And it really takes us back,

               25          essentially, a year or two in terms of

                                                             Page 26

                1          our concentration level.  And we will

                2          have the opportunity to continue to move

                3          and continue to execute our strategy

                4          going forward, successfully, as we have

                5          in the past.

                6               Again, those numbers focus on a 8.5

                7          billion dollar combined entity, which is

                8          three-quarters of actuals and our

                9          outlooks for the fourth quarter.

               10               But remember both Black & Decker and

               11          Stanley are significantly down in

               12          volume, as are so many companies, and

               13          revenue.

               14               Black & Decker is down about 23

               15          percent year to date.  Stanley is down

               16          about 19.

               17               2008 actuals added together, this is

               18          a 10.5 billion dollar company.  That is

               19          how big we can be in the very near

               20          future, excluding any benefit of

               21          acquisition or any growth, other than

               22          organic growth and help from the market.

               23               That's really the key.  It's just an

               24          outstanding opportunity to combine two

               25          companies and generate cash flow.

                                                             Page 27

                1               From a portfolio perspective, while

                2          a stall step toward concentration in

                3          CDYI, it's absolutely one we can address

                4          quickly, as I suggested, as our business

                5          development team goes to work and we grow

                6          all three of our businesses.

                7               The next slide is, maybe, my

                8          favorite one, because it talks about

                9          growth and our existing three growth

               10          platforms:  Convergent Security, which

               11          is the electronic security and services

               12          business with an emphasis on commercial

               13          monitoring and its capabilities; our

               14          mechanical security business, which when

               15          the companies combine will actually have

               16          full continuum of products right from

               17          the high end electro-mechanical locking

               18          system all the way down to residential

               19          lock sets, and then of course,

               20          industrial and automotive tools.

               21               With Facom, Mac, Proto we are

               22          the number two franchise in the

               23          industry, able to go head to head with

               24          Snap On.

               25               It's really exciting to think of the

                                                             Page 28

                1          potential from merging with Black &

                2          Decker's power tool technologies and

                3          products and developing them into these

                4          markets so we continue to grow that

                5          business.

                6               Then we have some new growth

                7          platforms.  The exciting addition for

                8          Black & Decker is engineered fastening

                9          which is also based in Connecticut.

               10          It's in Shelton and New Haven.  It's the

               11          former Emhart Teknologies business.

               12               It's a proprietary stud welding and

               13          riveting systems business.  In normal

               14          times they are in the mid-teens

               15          operating margins, and has great growth

               16          prospects.

               17               We are very much looking forward to

               18          adding that to our business.

               19               And of course, you have heard Jim

               20          and me talk a little bit about health

               21          care and infrastructure.  Two emerging

               22          platforms we hope to grow to a billion

               23          plus over the strategic planning period,

               24          and we will have the extra cash flow to

               25          do just that.

                                                             Page 29

                1               So we are bringing together two

                2          great companies known for tools.  But in

                3          closing, I think it's really important

                4          to emphasize our strategic direction

                5          remains unchanged.  We are a hundred

                6          percent committed to the security solutions

                7          business and our other high growth

                8          platforms.  And we are more than excited

                9          about the new growth platform,

               10          engineered fastening that I just

               11          discussed that comes with the

               12          combination with Black & Decker.

               13               With the strong cash flow generated

               14          by this merger we have increased

               15          resources to invest in brand building

               16          and all these growth platforms.

               17               We achieved record gross margins in

               18          the second and third quarters of 2009,

               19          despite low volume.  And we believe the

               20          combined company will have further

               21          opportunities for margin improvement

               22          across all business segments, again

               23          allowing us to maintain our long-term

               24          capital allocation objectives.

               25               Once we are satisfied that we have

                                                             Page 30

                1          maintained an investment grade, upper

                2          tier credit rating, we will continue

                3          with our strategy; our dividend strategy

                4          remains unchanged, as we put in our

                5          press release, and our cash allocation

                6          strategy and capital allocation

                7          strategy, going forward the intent is

                8          two-thirds toward creative acquisitions

                9          returning one-third to the shareholders

               10          in equal parts, dividends and stock

               11          buy-backs.

               12               We will have a complementary and

               13          comprehensive array of iconic brands

               14          with global product offerings that are

               15          also complimentary.

               16               The transaction enhances the core

               17          strength of each company, creates a

               18          stronger global company with a shared

               19          commitment to operational excellence.

               20               And I think it's clear there is some

               21          substantial synergy opportunities with

               22          this transaction that many many people

               23          on both sides have thoroughly vetted,

               24          and we strongly believe are achievable.

               25               Now, just based on the size of

                                                             Page 31

                1          turnout, there is probably a question or

                2          two about what this means for you.

                3               I thought it was really important

                4          for me to come talk to you today.  Even

                5          I don't know all the answers yet.  It's

                6          also nice to talk to a friendly audience

                7          as opposed to media and investors who

                8          have a lot of questions.

                9               But I will say, we couldn't have had

               10          a much better day or a much better

               11          reception to this announcement in the

               12          investment community and media, I think,

               13          than we received it.

               14               My preference would have been to be

               15          here first, but it comes with the

               16          territory.  Customers first and media

               17          second and employees third.  And you

               18          can't do it all at once, so I apologize

               19          this meeting didn't take place

               20          yesterday.

               21               This is the best I could do.  I

               22          think it's important to note, we are a

               23          global company.  Jim Loree would love to

               24          be here; Don Allen would love to

               25          be here; Mark Mathieu and many of the

                                                             Page 32

                1          senior executive are here.

                2               Jim left on a plane last night and

                3          landed in Brussels this morning.  I think

                4          you are aware Brussels is six hours

                5          ahead of New Britain.

                6               Jim is having the same meeting with

                7          a large employee population in Europe at

                8          the same time at 3:00 o'clock in the

                9          afternoon in Brussels and 9:00 here.

               10               And Don Allen is picking up the

               11          baton for two or three of the investor

               12          meetings.

               13               I was scheduled to present in New

               14          York today and tomorrow.  So we are

               15          dividing and conquering.  You get me;

               16          the investors get Don; the Europeans get

               17          Jim.  And you got the short straw, but

               18          my house is in Farmington, and I am the

               19          CEO.

               20               I can tell you that we actually

               21          expect this combination to be a smooth

               22          process.  I can also tell you, as I

               23          already have, that the headquarters are

               24          going to be here.

               25               Power tools will stay to Towson, and

                                                             Page 33

                1          we will put the right people in the

                2          right places to get the job done.

                3               I can tell you there will be synergies

                4          realized from the combination.  We

                5          outlined them in the press release; we

                6          outlined them in the webcast, and we

                7          will achieve them.

                8               We expect the vast majority of our

                9          employees to benefit from the increased

               10          opportunities that are available as

               11          being part of a much larger company.

               12               And while any combination like this,

               13          there will be employment adjustments

               14          globally.  That impact will be less than

               15          10 percent of the combined work force.

               16               At this point, and I cannot

               17          emphasize this enough, the best and most

               18          important thing for all of us to do is

               19          remain focused on our work, and remain

               20          focused on our customers.

               21               The senior management team,

               22          obviously, had this news a little bit

               23          before you did.  Just a good example,

               24          Jeff Ansel spoke to 50 customers in the

               25          last 24 hours; I spoke to three or four

                                                             Page 34

                1          of our largest customers, and so forth.

                2               Stay focused on your customers, and

                3          stay focused on our commitments.

                4               As more important information

                5          becomes available and more decisions are

                6          made, you have my commitment, and Mark

                7          Mattieu's and Tim Perra's, who does a

                8          great job communicating to the large

                9          Stanley employee population around the

               10          world, we will keep you as informed as

               11          we possibly can.

               12               It's critically important to keep in

               13          mind that this announcement is simply

               14          the first step in a long process of

               15          planning, integrating, and implementing.

               16               Integration planning is already well

               17          underway.  An integration steering

               18          committee has been identified to oversee

               19          bringing these two companies together.

               20               Nolan Archibald and I will cochair

               21          this committee.  And we have already

               22          assigned some of Stanley's best, most

               23          capable, and most experienced executives

               24          to participate in the process.

               25               In the months ahead, our

                                                             Page 35

                1          shareholders and many regulators have to

                2          approve the transaction before it can

                3          close and before the true integration

                4          process can begin.  This approval

                5          process is likely to take several

                6          months.  And at this point our

                7          expectation is the transaction will

                8          close sometime in the first half of

                9          2010.

               10               We can not control the speed at

               11          which that moves.  Until that time, as

               12          difficult it is for you, for me, for all

               13          of us, it's business as usual.

               14               And I do ask that you do everything

               15          you can to ensure that we don't miss a

               16          beat in delivering on our commitments to

               17          our customers, to our shareholders and

               18          each other.

               19               As we work through this process,

               20          keep in mind the goal of this

               21          transaction is to significantly grow our

               22          business over the long term, which, of

               23          course, will ultimately result in

               24          increased opportunities for both Stanley

               25          and Black & Decker employees.

                                                             Page 36

                1               The communications team and Kate

                2          White, Corbin Walburger, the investment

                3          relations team with some help from Sard

                4          Verbinnen and some real pros around the

                5          world, have done a really good job

                6          getting as much of this information

                7          in one place and possible.

                8               So, I strongly encourage you to

                9          regularly visit the intranet, which will

               10          serve as useful source of information

               11          regarding this transaction as we update.

               12               Also posted on the intranet you will

               13          find press releases and frequently asked

               14          questions, and a lot of materials that

               15          will answer many of your questions, and

               16          it will serve as a foundation for

               17          discussion with colleagues and

               18          employees.

               19               We are simply thrilled about this

               20          combination and the opportunity that it

               21          puts in front of all of us.

               22               Good timing on the part of Stanley.

               23          Your work got us here.

               24               Let's open it up for questions and

               25          answers.

                                                             Page 37

                1               Who is going to ask the first

                2          question?

                3               MR. GOLD:  Please stand up for the

                4          question and wait for the mic and hold

                5          it close.

                6

                7                      (Pause.)

                8

                9               CEO LUNDGREN:  We are all a New

               10          Britain audience, but Terry, if you

               11          would just identify yourself for folks

               12          who don't know you, Terry Christianson,

               13          plant manager, New Britain.

               14               I have done that for you, but --

               15          only because Terry is a celebrity, at

               16          least in his own mind.

               17               MR. CHRISTIANSON:  I am Terry

               18          Christianson.  I am the plant manager of

               19          New Britain, plant for tools.  My

               20          question is, hopefully, in layman terms,

               21          John.

               22               On Monday when both stocks were

               23          about $45 share, Stanley chose and

               24          through some process of determining that

               25          it would be a one and a quarter kick for

                                                             Page 38

                1          the Black & Decker people, could you

                2          explain in layman terms how that comes

                3          about, how that premium was established

                4          as you guys were evaluating the merger?

                5               And secondly, who took advantage or

                6          could take advantage of that between

                7          4:00 o'clock on Monday night and

                8          Tuesday.

                9               I mean, does -- how does that work

               10          that off trading hours, that, you know,

               11          that progresses as fast as it did?

               12               CEO LUNDGREN:  Good question.  I

               13          will do the best I can.  I resist the

               14          temptation to say Jim Loree and I took a

               15          dart.  It was very important --

               16               Let me back up and -- thanks for

               17          very much for the question, because you,

               18          among others, bleed yellow and black;

               19          you know this has been a vision.

               20               Let me go back and say, because I

               21          have been here -- I will be here six

               22          years at the end of the year, and we are

               23          just delighted to get this transaction

               24          done.

               25               I am the fourth Stanley CEO to

                                                             Page 39

                1          have had a conversation with Black &

                2          Decker about putting these two companies

                3          together, and Don Davis, you know, an

                4          icon in Stanley history, really put this

                5          company on the map.  And I was flattered

                6          that was one of the first calls I got

                7          when the announcement came out.

                8               Don actually spoke with Black &

                9          Decker somewhere between 25 and 30 years

               10          ago.  These companies belong together;

               11          couldn't figure who would run the

               12          company.  Quote, pure mergers of equals

               13          usually don't work with coCEOs and

               14          somebody needs to be in charge.  It's

               15          quite that simple.

               16               Dick Ayers spoke with Nolan

               17          Archibald, the current CEO of Black &

               18          Decker.  And if I didn't say this, Mr.

               19          Archibald has run Black & Decker for 24

               20          years, a phenomenal leader of a great

               21          company.  Didn't work out.

               22               John Trani met Nolan Archibald

               23          to talk about putting these two

               24          companies together.  They couldn't agree

               25          who would run it.  They couldn't agree

                                                             Page 40

                1          what the best way go forward was.  They

                2          didn't think the pain was worth the

                3          activity.  Nothing happened.

                4               It's well recorded, and it needs to

                5          be because it's a -- it's a public

                6          transaction.  I approached

                7          Mr. Archibald.  That is public record.

                8          He said, What you would like to talk

                9          about?"

               10               I said, "We would like to talk about

               11          merging the companies."  So there is

               12          lots of way to merge companies.

               13               When we looked at this synergy

               14          opportunity, we understood, and as I

               15          gave us the math in layman's terms, 350

               16          plus million times seven, creating two

               17          and a half billion dollars of market

               18          cap, at the time that was greater than

               19          the market cap of either company.

               20               We said, "We may not like each

               21          other."  But we do.  We get along fine.

               22          We didn't think of ourselves as

               23          competitors.  We were people who knew

               24          one another.  We said we need to find a

               25          way to get this done.

                                                             Page 41

                1               Of course, Nolan said, "I am going

                2          to run the company.  I have done it for

                3          24 years."  And I thought I might.  So

                4          rather than -- rather than put it on ice

                5          for another seven years, I give Nolan a

                6          tremendous amount of credit, because

                7          that was both of our -- there is so much

                8          value here we need to unlock it.

                9               As he said in an interview, and it's

               10          true, he said, "I could beat John in an

               11          arm wrestling contest, but he is eight

               12          or nine years younger than I am, and

               13          it's obvious he should run the combined

               14          company.".

               15               Nolan is 66.  He is in perfect

               16          health.  And I think he will be doing

               17          something. Certainly he is going to be

               18          involved in our organization for at

               19          least three years.  He is a great leader

               20          who really wasn't looking to retire.

               21               But he ceded that Stanley had a

               22          wonderful track record.  He respected

               23          Stanley management and understood

               24          somebody needed be in charge.  Now let's

               25          make it as close to merger equal as

                                                             Page 42

                1          possible.

                2               The simple answer, Terry, is when

                3          you cede control, you get a premium for

                4          that.  That is -- so therein we

                5          established the fixed, a fixed exchange

                6          ratio, which was negotiated, how big is

                7          that premium.

                8               If a Black & Decker shareholder and

                9          saying I am not getting any more than I

               10          am getting in the marketplace today, why

               11          should we sell our company?  We should

               12          put it up for auction.

               13               If you're Stanley, you know, if we

               14          are going to control the company, we

               15          have to expect to pay a premium.

               16               A lead-on to that, though, is why an

               17          all stock, because in layman's terms,

               18          more cash, less equity, higher equity

               19          returns.  An all stock deal -- because

               20          Black & Decker wasn't for sale, but by

               21          an all stock deal with as close to 50/50

               22          as we could get it, both sets of

               23          shareholders benefit equally from the

               24          capitalized value of that 350 million in

               25          synergies times seven or eight.  So both

                                                             Page 43

                1          shareholders will benefit.

                2               That is why it was an all stock

                3          deal, and that is why we think that both

                4          shareholders will understand.

                5               Based on the market's reaction, we

                6          were delighted both sets of shareholders

                7          got it.

                8               It's unheard of, one in 20, maybe

                9          we would need an investment banker, or I

               10          don't Corbin -- I am sure Corbin is

               11          here, is he is not?  Corbin Walburger,

               12          who many of you know is vice president

               13          corporate development, spent 12 years at

               14          Goldman Sachs, one in 20, Corbin, all

               15          stock deal?  One in 20, at the most, all

               16          stock deal is announced and both stocks

               17          go up.

               18               Usually the acquirer's stock goes

               19          down, and someone thinks there will be

               20          some intervention.

               21               But no other company, financial

               22          buyers, no one else -- you need these

               23          two companies together to realize these

               24          synergies and that big lift.

               25               Simple answer is we were afraid you

                                                             Page 44

                1          might get in trouble if you would  try

                2          to do day trading or night trading, so

                3          we didn't tell you.

                4               You always announce these after the

                5          market closes.  The best reason being so

                6          you can communicate with your investors,

                7          some of whom are shocked, and some of

                8          whom aren't, so you can talk to them

                9          about what it is, explain the rationale,

               10          after it's public information but before

               11          the market opens.

               12               The reason is, someone might say,

               13          our larger shareholder, Barrow Hanley,

               14          what have they done, sell five

               15          million shares of Stanley into the

               16          opening?  We didn't want them to do

               17          that, obviously.

               18               So, we knew between announcement and

               19          after market closes and the market opens

               20          we could talk to our largest investor

               21          and say, do you understand this; do you

               22          understand the logic; what are your

               23          questions?

               24               That is why almost always it is done

               25          after a market closes, to give you a

                                                             Page 45

                1          chance to communicate before the market

                2          opens.

                3               The simple example -- the best way

                4          to say it is, no one can take advantage

                5          of it.  And that is by design.

                6               You also have arbitrage people and

                7          everything else.

                8               For those of you who didn't notice,

                9          the beauty of it was their stock went up

               10          31 percent; ours went up 10.  How many

               11          math majors here?  What is the different

               12          between 31 and 10?  Twenty-one.  Gee,

               13          about the premium.

               14               So it's important that those stocks

               15          trade, you know,  in that range,

               16          because, assuming the deal closes, and

               17          we think it will, we are confident it

               18          will, you know you are going to get

               19          essentially, not necessarily 21 or 22

               20          percent, but whatever Stanley is selling

               21          for, if you are a Black & Decker

               22          shareholder, you are going to get 1.275

               23          times that in Stanley stock the day it

               24          closes.

               25               The beauty of it is a lot of people

                                                             Page 46

                1          said, I want Stanley stock; I will take

                2          some now, if you will, which is a very

                3          very nice reaction.

                4               I hope that helps and covers both of

                5          your questions.  I covered a few other

                6          things, because I think they are

                7          important to communicate.  But our

                8          financial advisors, in providing a

                9          fairness opinion, which they are

               10          required to do in a transaction like

               11          this, because ultimately our board of

               12          directors who unanimously approved in

               13          transaction, they need to feel that, you

               14          know, that proper advice, proper due

               15          diligence, proper accounting was done,

               16          in providing their fairness opinion

               17          they, obviously, opined this was a fair

               18          deal for the Stanley shareholders.

               19               They would say the synergy numbers

               20          for a transaction of this size were un

               21          precedented.

               22               If you think about why, we have

               23          talked about it.  No overlap in the

               24          businesses but common customers, common

               25          markets, common end markets, so we

                                                             Page 47

                1          simply said, We think, we think that is

                2          why the deal was so well received on, if

                3          you will, both sides of Wall Street.

                4               Okay.  Long answer to a simple

                5          question.

                6               SPEAKER 1: Thank you, John.   The

                7          other thing I would just add is that it

                8          is interesting that a deal this large,

                9          the information did not get out to the

               10          Stanley employees.  There were no leaks

               11          as far as we were concerned.  Amazing.

               12               CEO LUNDGREN:  That's what happens.

               13          You are over there productively making

               14          tools, Terry.  That is what we are

               15          paying you for.  I figured if we needed

               16          your opinion we would have asked for it.

               17               One of the reasons it does happen --

               18          Terry has given me, I guess, permission

               19          to publicly tease, him and he knows if I

               20          didn't truly respect him as a person and

               21          manager I would never do that.

               22               That is a huge risk, Terry, always,

               23          because all of a sudden what happens,

               24          there is a leak, oh, Stanley is buying

               25          Black & Decker; Black & Decker's stock

                                                             Page 48

                1          runs up.  Guess what?  Now we can't buy

                2          Black & Decker.

                3               So that is why -- this was a big

                4          deal, obviously.  This wasn't a 40

                5          million dollar acquisition of a division

                6          of a privately-held company.  These are

                7          two publicly-traded companies.  There

                8          were people in the corporate staff

                9          involved.  They had to be.

               10               And you know, I will take a

               11          second -- I won't acknowledge specific

               12          individuals, but Bruce Beatt's team

               13          worked very hard to make it clear what

               14          you could do and what you couldn't do,

               15          if you were aware that this transaction

               16          is going on.  But as due diligence

               17          starts to be performed and you get

               18          closer to an announcement, obviously,

               19          more people had to be involved.

               20               But Don Allen's entire team, at the

               21          senior level, Mike Bartone's team, Craig

               22          Douglas and his team, Bruce Beatt's

               23          entire team.  There were probably 20

               24          people at Stanley, by last month, aware

               25          that this transaction was going to take

                                                             Page 49

                1          place.

                2               And I look at the back of the room,

                3          you know, just incredible professionals.

                4          Tim Perra, staff from Sard Verbinnen,

                5          who is an extraordinary, if you will, PR

                6          firm that the deals and things just like

                7          this, to ensure that all that

                8          information is ready and locked and

                9          loaded.

               10               But they are real professionals, and

               11          they understand that any of that getting

               12          outside the circle before would have

               13          devastating conversations.

               14               So we were advised, as I said by

               15          Goldman Sachs and Deutsche Bank, two world

               16          class financial organizations, Cravath

               17          Swain & Moore, you know, incredibly

               18          competent and capable, and Bruce reminds

               19          me, a very expensive law firm in New

               20          York City.

               21               And two of the ladies are here from

               22          the Sard Verbinnen team, and from top to

               23          bottom, Kate White, if I didn't mention

               24          Kate, Tim Para, did a phenomenal job

               25          having all this information, knowing

                                                             Page 50

                1          they couldn't share it with anybody.

                2          That is why they are Pros.

                3               Another question?

                4               MR. GOLD:  Could the next questioner

                5          please stand up.

                6               MS. SCHMIDT:  Hi.  Mary Schmidt,

                7          Stanley Proto CFO.

                8               The question I have, you mentioned

                9          we are going around communicating to our

               10          employees and Don and Kate are

               11          communicating with our investors.  What

               12          is the plan for communicating to the

               13          Black & Decker employees, and then

               14          eventually to their investor group, and

               15          will our team be a part of the

               16          communication to their investor group?

               17               CEO LUNDGREN:  Very good.  Thanks

               18          for the question.  Where is Bruce?

               19          Press the play button.  He is not here?  He is probably

               20          resting.  He lost a lot of sleep.

               21          Bruce, why don't you take the

               22          microphone?  We have communicated --

               23          Marybeth, thanks so much for asking the

                                                             Page 51

                1          question.

                2               I will give you the thousand foot

                3          version, and while we would love to

                4          communicate with them, in other words, I

                5          would love for Jeff Ansel's team to be

                6          able to get to their national accounts

                7          team, we simply can't do that yet.

                8               Remember my words that said, Until

                9          this closes it's business as usual.  We

               10          are going to do some integration

               11          planning.  There is tremendous

               12          sensitivity on the other side.

               13               If, for any reason, this deal

               14          doesn't close, we would do irreparable

               15          damage.

               16               So, Bruce, could I ask you to.

               17               BRUCE:  Yes.

               18               CEO LUNDGREN:  So, Marybeth, simply

               19          said, there won't be a lot of

               20          interaction between us and our

               21          counterparts at Black & Decker, certainly

               22          until the deal is very close to closing.

               23               You know, I have made it clear to

               24          Nolan, as has Jim and others, we are

               25          available if your people want to see me,

                                                             Page 52

                1          and you know, hopefully, conclude I am

                2          not a fire breathing dragon, because I

                3          am their new boss.

                4               But we need to walk a very fine

                5          line.

                6               Bruce, let me defer to you, please.

                7               BRUCE:   I think John emphasized

                8          what is most important is that we are

                9          basically going to run as independent

               10          companies.  We have an anti-trust

               11          review, so we are going stay away from

               12          one another except for the integration

               13          team, which knows the does and dont's

               14          about talking and doing it properly.

               15               So, do it that way, and if there is

               16          communication, it will be processed

               17          through our integration team, headed up

               18          by Brett Bontrager.

               19               CEO LUNDGREN:  Essentially, every

               20          business head, every department head,

               21          every manager, if you haven't seen it,

               22          you will, in the FAQs there is a whole

               23          series of dos and doesn't, and

               24          obviously, Marybeth, this is only an

               25          announcement plus 24 or 36 hours.  It's

                                                             Page 53

                1          quite specific what you can and can't

                2          do.

                3               And I will just reemphasize, stick

                4          to the script.  You're not doing anybody

                5          any favors by speculating.  And you

                6          know, as I say, as you saw, much more

                7          than you are used to, I -- I stick to

                8          the script as well.

                9               Because at this stage, because we

               10          are both publicly-traded companies, much

               11          of what we do in large groups must be

               12          recorded, must be filed, and the worst

               13          thing to do would be recording opinions

               14          that, quite frankly, that A, aren't

               15          correct, and B, could have an adverse

               16          impact on our ability to move forward.

               17               So we have to walk a fine line.

               18               We want to get going.  This is a

               19          huge transaction, and there is some

               20          regulatory approvals that are going to

               21          be required.

               22               So he doesn't have to identify

               23          himself for those of you who don't know,

               24          Mike Proto, who is vice president of

               25          Global Sourcing.

                                                             Page 54

                1               MR. PROTO:  Thank you.  At the same

                2          time many of us are being contacted by

                3          suppliers.  We buy a lot; they buy a

                4          lot, and I guess it's also important to

                5          know I think those same rules apply to

                6          the supply base.  So Bruce or John,

                7          maybe you can expound a little bit on

                8          that.

                9               CEO LUNDGREN:  Same thing in terms

               10          of business as usual.  That is one area,

               11          and Bruce, you clarify or correct what I

               12          say wrong, one area where they are going

               13          to be more sensitive than we are, again,

               14          because if, for any reason, this

               15          transaction didn't close, you know, they

               16          need to have an organization that is

               17          locked and loaded and can carry on.

               18               There are ways, and it's called a

               19          clean room.  It's a process that is set

               20          up where Black & Decker could submit its

               21          data, what commodity you buy from

               22          supplier X, and what do you pay for it.

               23               We can do the same thing.  That can

               24          be scrubbed, if you will, by an

               25          independent third party.  It can be a

                                                             Page 55

                1          consulting firm, and we have retained, I

                2          will say, the A team, from Bain and

                3          Company, a company that is

                4          extraordinarily well established with a

                5          lot of real smart people, with a great

                6          knowledge of our original organization,

                7          many of you with have worked with them,

                8          to help us through that process.

                9               All they know is it's commodity A

               10          and supplier A.  And they can look at

               11          that and say, yes, there is a big

               12          difference, so  its probably a synergy

               13          there.

               14               And but names and numbers and

               15          collaboration can not happen until the

               16          deal closes.

               17               There is a process whereby day one

               18          we can get going on it, as opposed to

               19          trying to do it ahead of time.

               20               So, for those of you in the

               21          procurement area, or I am thinking some

               22          of the CDIY/SBU leaders, who I know work

               23          with procurement but also work with

               24          suppliers of components and end product,

               25          it's the same thing.

                                                             Page 56

                1               Gene, that is very interesting.

                2          Talk to me.  That is good information to

                3          know.  Talk to me when the deal closes.

                4               Anybody else.

                5               JODIE: Jodie ck, working with Mike

                6          Proto on GSM.

                7               John and Jeff, you mentioned that

                8          you spoke to a lot of our key customers,

                9          three, and Jeff about 50.  What were the

               10          reactions, and was there any

               11          unanticipated concerns?

               12               CEO LUNDGREN:  Yes.  I will take it.

               13          Jeff, if you want to add to it.  First

               14          of all, we have, I will say a history, a

               15          good history and a rule that, quite

               16          frankly, it's one that Jeff Ansel taught

               17          me on arriving to Stanley, we don't

               18          speak on behalf of our customers; we

               19          don't ever show the investment community

               20          a new product before our customers have

               21          seen it; and if our customers want their

               22          comments, you know, shared broadly, they

               23          will make them publicly.

               24               So I want to be, you know, very

               25          careful, because, you know, the SEC and

                                                             Page 57

                1          investment community want to know all

                2          that, too.

                3               Jeff gave me this.  These are just

                4          sound bites from his 50 conversations.

                5          Okay?  I asked it be printed out this

                6          morning.  I had the good fortune, and

                7          won't even name names, but between Nolan

                8          Archibald and myself, assume it to say

                9          we spoke to the top of, essentially

               10          every customer, both common customers

               11          and not.

               12               The reaction was extraordinarily

               13          positive, and where we thought, you

               14          know,there might some issues, negatives,

               15          a lot say, you got to get this closed,

               16          good luck, two wonderful companies

               17          combining; let's get this closed and

               18          work with you on how we can sell more of

               19          both of your products.

               20               So that was the general.  I didn't

               21          think we were expecting armageddon.

               22          What I will say, and what I am

               23          comfortable saying -- I know Jeff is

               24          here.  I am looking around like he's

               25          sitting there.

                                                             Page 58

                1               Sorry, Jeff.  I am not used to you

                2          with a coat on, you know.

                3               Jeff, because Jeff probably has --

                4          Jeff and his organization probably has

                5          more customers to face than anyone else

                6          in the room, so Jeff was somebody I

                7          said, I don't know what your plans were

                8          on Monday night but, it ain't going to

                9          be watching the World Series and

               10          football game.

               11               We didn't expect any especially knee

               12          jerk reaction day one.  But our

               13          customers will be contacted by the

               14          regulatory authority.  You know, and it

               15          would have been good for us to know if

               16          there were any really adverse reactions.

               17               So far they are not.  I will go

               18          so far as to say they have been

               19          surprisingly supportive.  You are two

               20          great companies.  This deal makes sense,

               21          and we think it will be a better

               22          company.

               23               Let's face it, put these two

               24          companies together, do we really have

               25          have more leverage against any of the

                                                             Page 59

                1          big box companies?  No way.

                2               Black & Decker is an important

                3          supplier; Stanley is an important

                4          supplier; hopefully the combined

                5          companies are an even more important

                6          supplier.

                7               I got a lot of let's figure out how

                8          we can work together and sell more

                9          products.

               10               We are really happy with the growth

               11          of our relationship over the last year

               12          or two, and let's work together to

               13          figure out how we can sell more combined

               14          products when the deal closes.

               15               That is a so far so good.  You never

               16          know what will happen down the road.

               17               Do we have time for one more?

               18          Question back here, Jim?  Or two.  You

               19          know, I have been doing nothing but

               20          talking the last three days, so if we

               21          stop by noon it's a short day for me.

               22               MR. HUETTER:  I am Dan Huetter,

               23          corporate brand marketing.  I am

               24          wondering, why does a deal like this get

               25          communicated publicly before it actually

                                                             Page 60

                1          closes?  Aren't there some, I guess

                2          risks, in case for some reason it

                3          doesn't work.

                4               CEO LUNDGREN:  On the contrary, Dan.

                5          Risks are -- that is what -- if you ever

                6          heard the fond term arbs or arbitrage

                7          traders, they are going to trade on the

                8          fact this deal won't close.  Some will

                9          make a little money and some will lose a

               10          lot of money.  It serves them right.

               11               Once the boards of directors have

               12          agreed on a material transaction of a

               13          publicly traded company, we have, and

               14          Bruce is our expert, but we have four

               15          days to announce it.  And you are far

               16          better off announcing it within four

               17          minutes, because a lot of misinformation

               18          will get out.

               19               So there is never a deal involving

               20          two public companies, realistically,

               21          that can be announced at closing.

               22               We will announce some small

               23          transactions.  We will -- in other

               24          words, we will announce it and close it

               25          at the same time.  Particularly if they

                                                             Page 61

                1          were not publicly traded, because there

                2          is not a lot of folks out there

                3          speculating or trying to trade on inside

                4          information.

                5               That is why this is so important.

                6          Right now there is no material new

                7          information provided at this meeting.

                8          There is no one that will not have

                9          access to what I am saying, how I am

               10          answering your questions.  That is

               11          required by the SEC, because we are both

               12          publicly-traded companies, and there

               13          will be people taking positions and

               14          opinion based on what they think the

               15          stocks will do, whether they think this

               16          deal will close or not.

               17               It's a big game.  I don't mean to

               18          downplay it.

               19               But we are legally obligated to

               20          announce this deal publicly to set

               21          within hours of when the board of

               22          directors of both companies agrees to

               23          it.

               24               But we announce it with all the

               25          caveats.  It needs regulatory approval;

                                                             Page 62

                1          it needs shareholder approval for both

                2          companies, because we issue -- we are

                3          going to issue 70 million new shares of

                4          stock.  That is all part of process.

                5               You announce it with the caveats,

                6          but you announce it so immediately

                7          everybody is on the same page and

                8          everything has the same information.

                9               It's a legal obligation for

               10          publicly-traded companies.

               11               One more.  I will take them until I

               12          am worn out or it gets to be a quarter

               13          past 10:00.  Then we all need to go back

               14          to work.

               15               You can read about this on the

               16          intranet.

               17               SABRIA:  Hi John.  I am Sabria from

               18          global supply management.  I was just

               19          curious to know how does this

               20          transaction impacts our presence and

               21          footprint in Europe and Asia?

               22               CEO LUNDGREN:  Europe and Asia?  I

               23          will add Latin America to that.  Both

               24          companies have significant presence in

               25          Europe, and I would think I think Black

                                                             Page 63

                1          & Decker has done a little better job in

                2          eastern Europe or former eastern Europe

                3          than we have.

                4               But just like North America, we are

                5          going to be a bigger company in Europe.

                6          Again, though, the fit is beautiful.  We

                7          are Facom and Proto and industrial

                8          tools and Jeff Ansel's terrific business

                9          in hand tools.

               10               They are power tools.  They have a

               11          European business head.  He happens to

               12          be based near London as opposed to near

               13          Brussels.

               14               So our business is going to become

               15          about twice as big in Europe.

               16               They haven't made much more progress

               17          in Asia than we have.  Business

               18          situation is quite similar.  Where they

               19          are growing rapidly from a low base,

               20          they do a lot of sourcing, and they do a

               21          lot of production there.  So it's just

               22          gives us more -- how do I say --

               23          organizational capacity to grow.

               24               Their headquarters happens to be in

               25          Shanghai and so is ours.

                                                             Page 64

                1               Six months from now we will probably

                2          share an office and sharing an

                3          management team.

                4               They are just scratching the surface

                5          in India, as we are.  So that is

                6          similar.

                7               One of the things that Jeff and I

                8          and others were quite surprised to learn

                9          is how much bigger their business is in

               10          Latin America than ours.

               11               Yes, we are the core; we have a lot

               12          to learn from them.

               13               Simply said, we are going to double

               14          our size in Asia, but it's from a small

               15          base.  We are going to about double our

               16          size in Europe, but it's from a big

               17          base, and we are going to have a broader

               18          array of products to attack those

               19          emerging markets, and hopefully, grow

               20          even faster with a different skill set.

               21               MR. GOLD:  Do you have any more?

               22          Okay.

               23               SPEAKER:  John, can you share your.

               24               CEO LUNDGREN:  You need to introduce

               25          yourself.

                                                             Page 65

                1               SOMEONE FROM IT:  Okay.  I am Buron

                2          Baraji CK from IT.  This is an exciting

                3          acquisition, but I want to understand

                4          your thoughts on the cultural aspect in

                5          integration.  How do you see our culture

                6          fitting with BDK?

                7               CEO LUNDGREN:  So far -- Thank you

                8          for that question.  The answer is we

                9          don't know.  We haven't spent enough

               10          time with them yet, but if we thought

               11          there was going to be a tremendously --

               12          if we thought there was going to be a

               13          lot of difficulty, we wouldn't proceed

               14          with the transaction.  We are talking

               15          about 40,000 people.

               16               I think two things importantly.

               17          This was not a hostile takeover.  It was

               18          a negotiated merger, where two CEOs,

               19          ultimately two executive management

               20          teams and two sets of boards of

               21          directors said there is two and a half

               22          billion dollars worth of value creation

               23          out there by putting these two companies

               24          together.

               25               You have to put them together

                                                             Page 66

                1          successfully or that doesn't get

                2          realized.

                3               Let's say, first, there is a pretty

                4          good incentive for everybody involved to

                5          get this done.

                6               I think to the extent there are

                7          differences, we both have long, rich

                8          histories.  I think we both have a

                9          history of product innovation.

               10               I think -- I am proud of the fact I

               11          believe we have developed in the last

               12          three or four years a reputation for

               13          operational excellence, and I think that

               14          is respected and it's respected by the

               15          other side.

               16               You know, our success with

               17          integrating acquisition speaks for

               18          itself.  And thus far, all we have been

               19          able to present to senior management of

               20          the other side is, this is how we would

               21          go about trying to put these two

               22          companies together; what do you think.

               23               And it was very well received.

               24               Simply said -- it was a great

               25          question.  Way too early to tell, but if

                                                             Page 67

                1          we saw anything that looked like

                2          irreconcilable culture classes or

                3          culture conflicts, we would have -- it

                4          would have been prudent not to proceed

                5          with the deal.

                6               Most importantly, this was, as I

                7          say, not the hostile takeover you read

                8          about in the paper.

                9               To Dan Jester's question, those are

               10          the things at that go back and forth and

               11          back and forth, and you know, the

               12          arguments are fought in the media.

               13               Obviously they wanted more; we

               14          wanted to pay less; lots of negotiations

               15          and ultimately you shake hands and say

               16          it's a deal, and the lawyers go write it

               17          up.

               18               So this was a friendly merger, its

               19          the best way to describe it.  But you

               20          know, one company ultimately needs to be

               21          in control.  And you know, if, among

               22          other reasons, based on the hard work of

               23          20,000 people around Stanley, we were in

               24          the fortunate position to do that.

               25               Black & Decker could just as easily

                                                             Page 68

                1          have done that.  The time was good for

                2          us; the time was good for them.  And

                3          that is why -- they say three is a

                4          charm.  It took four tries, but we were

                5          able to come to terms how to put the

                6          companies together and realize the

                7          economic benefits, how to create career

                8          opportunities for the overwhelming

                9          majority of employees, figure out how we

               10          are going to run it, and move forward.

               11               Is that, you know, most of that we

               12          got to on Monday night.  The hard work

               13          only starts now.

               14               Let's call it a day unless --

               15          let's call it day.  And what I can say

               16          is there will be more to come.  You will

               17          hear, you know, lots of true rumors and

               18          lots of false rumors.  Most of you have

               19          heard me say the only bad question is

               20          the question that you don't ask.

               21               Tim and Kate and others have really

               22          set up, I think, a great way for you to

               23          get a question asked and answered.  If

               24          we can't answer and are allowed to, we

               25          will get back to you.

                                                             Page 69

                1               If we can't answer it because we are

                2          at a stage in the process where we don't

                3          know or are legally constrained from

                4          doing so, we will tell you that.

                5               Let's wrap up.  Great day yesterday

                6          in the history of Stanley.  And let's

                7          hope the next 160 years are better than

                8          the last 160.

                9               Thank you.

               10

               11               (Whereupon the meeting was concluded

               12                   at 10:00 o'clock a.m.)

               13

               14

               15

               16

               17

               18

               19

               20

               21

               22

               23

               24

               25

                                                             Page 70

                1                    CERTIFICATE

                2          I, JENNY C. EBNER, R.P.R., L.S.R., do

                3 hereby certify that the foregoing public hearing

                4 at Stanley Works for employees was taken on

                5 November 4, 2009, and is true and accurate to the

                6 best of my knowledge and belief.

                7

                8          ______________________________
                           Jenny C. Ebner, R.P.R., L.S.R.,
                9          Certified Court Reporter.
                           CT. License 00030
               10

               11

               12

               13

               14

               15

               16

               17

               18

               19

               20

               21

               22

               23

               24

               25

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.